64978



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02016353

DIVISION OF
CORPORATION FINANCE

NO ACT
12-26-01
1-03305

January 24, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1/24/2002

Lauran D'Alessio
Assistant Counsel
Office of Corporate Staff Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100
WS 3B-45
Whitehouse Station, NJ 08889

Re: Merck & Co., Inc.
Incoming letter dated December 26, 2001

PROCESSED
FEB 2 2002
THOMSON
FINANCIAL

Dear Ms. D'Alessio:

This is in response to your letter dated December 26, 2001 concerning the shareholder proposal submitted to Merck by the United Brotherhood of Carpenters' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Douglas McCarron
President
United Brotherhood of Carpenters' Pension Fund
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station NJ 08889
Tel 908 423 1000
Fax 908 735 1216

December 26, 2001


MERCK

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Sir or Madam:

Merck & Co., Inc. (the "Company") has received a shareholder's proposal (the "Proposal") from Douglas J. McCarron on behalf of the United Brotherhood of Carpenters Pension Fund (the "Proponent") for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> Resolved, that the shareowners of Merck & Co., Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the company's website or sent via a written communication sent to shareholders.

The Proponent's supporting statement for the Proposal is attached as Appendix A.

We believe that the Proposal may be properly excluded from the Proxy Materials in accordance with Rule 14a-8(i)(7). The Proposal clearly deals with the Company's ordinary business function and does not involve any substantial policy or other considerations.

DISCUSSION

Rule 14a-8(i)(7) permits exclusion of a shareholder proposal if the proposal relates to the "conduct of ordinary business operations." Proposals that relate to ordinary business matters, must be included only if they address "significant policy, economic or other implications inherent in them." Exchange Act Release No. 34-12999 (November 22, 1976). The underlying reason for such a standard is twofold. First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not be subject to direct shareholder oversight. Second, certain proposals seek to "micro-manage" a company by probing too deeply into matters of a complex nature upon which shareholders are not in a position to make an informed judgment. Exchange Act Release No. 34-40018 (May 21, 1998). In addition, proposals that request reports or studies are subject to the same ordinary business standard when the subject of the requested report or study covers a matter related to ordinary business operations. *See* Exchange Act Release No. 34-20091 (August 16, 1983) (noting "[h]enceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)").

The Proposal urges the Board of Directors to prepare and disseminate a description of the Board's role in the development and monitoring of the Company's long-term strategic plan, which should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes; and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes.

Further, the supporting statement states that "[i]t is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan" and that the rationale behind the Proposal is to obtain "insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy."

The Staff has consistently allowed exclusion of reports that involve similar matters of ordinary business. For example, a proposal that sought to "require the production of a written budget and strategic plan by the management of the company" designed to achieve certain earnings per share levels was excludable under Rule 14a-8(c)(7) because it related to "strategies to achieve specific financial objectives." *JMAR Indus., Inc.* (April 30, 1997). Similarly, a proposal requesting a registrant to "prepare a plan to narrow the gap that exists between the value of [the company's] shares and the value of its underlying assets and present such plan for stockholder approval" was excluded under Rule 14a-8(c)(7) because the proposal "appear[ed] to focus on non-extraordinary transactions that may enhance shareholder value." *Tremont Corp.* (February 25, 1997), *see also Capital Cities/ABC, Inc.* (March 23, 1987) (permitting exclusion of a proposal seeking a report on a television company's policies regarding violence on its programming and the hiring of women and minorities excludable on ordinary business grounds).

The Proposal does not raise any significant policy issues. It merely relates to ongoing business and operational and planning matters more appropriately left to the Company to evaluate and manage as part of its ordinary business operations.

Finally, it must be noted that even if a proposal relates to matters outside of a company's ordinary course of business, if a part of the proposal also relates to matters within the company's ordinary course of business, the Staff has taken the position that the entire proposal is excludable under Rule 14a-8(i)(7). *See Wal-Mart Stores, Inc.* (March 15, 1999) (noting even though the proposal appeared to "address matters outside the scope of ordinary business, paragraph 3 of the description of matters relates to ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7), we will not recommend enforcement action . . . if Wal-Mart omits the proposal"). *See also Kmart Corp.* (March 12, 1999) and *The Warnaco Group, Inc.* (March 12, 1999) (excluding on the same grounds proposals relating to "sweatshop" issues).

Based on the foregoing, we respectfully request that the Division of Corporation Finance not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for its 2002 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(7), issued under the Exchange Act.

In accordance with Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934, as amended, we have enclosed six (6) copies of this letter and six (6) copies of the Proposal, including the statement in support thereof.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For your information, the Company hopes to print its Proxy Statement on or about March 7, 2002.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-4321. Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter and returning same to me in the enclosed self-addressed envelope.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: 

Lauran D'Alessio
Assistant Counsel

cc: Douglas J. McCarron
Enc.

APPENDIX A

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PriceWaterhouse Coopers entitled "Corporate Governance and the Board - What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicates his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further it would help promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

Directors' Strategy Development Role Proposal

Resolved, that the shareowners of Merck & Co., Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the company's website or sent via a written communication sent to shareholders.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PriceWaterhouse Coopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicates his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 26, 2001

The proposal urges the board to prepare a description of the board's role in the development and monitoring of Merck's long-term strategic plan.

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that relates to ordinary business matters. In our view, the proposal, which relates to the Board of Directors' participation in the development of fundamental business strategy and long-term plans, involves issues that are beyond matters of Merck's ordinary business operations. Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Keir D. Gumbs
Special Counsel